April 18, 2019

Michael Beyer
Chief Financial Officer
Laredo Petroleum, Inc.
15 W. Sixth Street, Suite 900
Tulsa, Oklahoma 74119

       Re: Laredo Petroleum, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 14, 2019
           File No. 001-35380

Dear Mr. Beyer:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Business
Overview, page 8

1. We note your disclosure stating that you have identified just one operating segment:
      exploration and production, subsequent to the sale of your interest in Medallion Gathering
      & Processing LLC during the fourth quarter of 2017. You previously associated that interest with your Midstream and marketing segment, although the equity method accounting result was not included within the measure of profit or loss for that segment.
      You had identified Midstream and marketing, along with Exploration and production of oil and natural gas properties, as your "two principal business segments."

      Given that you continue to engage in the activities that had constituted your Midstream and marketing segment, noting the revenues and costs related to midstream services and your sales and purchases of oil, tell us how you concluded that your exploration and
 Michael Beyer
Laredo Petroleum, Inc.
April 18, 2019
Page 2
         production activities, along with your midstream and marketing activities, now represent a single operating segment, as defined in FASB ASC 280-10-50-1.

         Please identify the factors and basis of organization used to identify your reportable segment and describe the change in such factors and basis of organization underlying the transition in your segment reporting to comply with FASB ASC 280-10-50-21.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Kimberly
Calder, Assistant Chief Accountant at (202) 551-3701 with any questions.



FirstName LastNameMichael Beyer                              Sincerely,
Comapany NameLaredo Petroleum, Inc.
                                                             Division of
Corporation Finance
April 18, 2019 Page 2                                        Office of Natural
Resources
FirstName LastName